UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2024
Commission File Number	001-41722

METALS ACQUISITION LIMITED
(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

EXPLANATORY NOTE

        On February 29, 2024, Metals Acquisition Limited released its Appendix 4E Preliminary 2023 final report for the year ended December 31, 2023 (the “Appendix 4E Report”) with the Australian Securities Exchange (the “ASX”), as required by the listing rules of the ASX. A copy of the Appendix 4E Report is attached hereto as Exhibit 99.1.

The information in this Form 6-K, including Exhibit 99.1 attached hereto, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Appendix 4E Preliminary 2023 Final Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	March 1, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer